

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561

January 20, 2010

Mark V. Hurd, Chairman, CEO and President
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

>   **Re: Hewlett-Packard Company**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 12, 2010**
>   **File No. 001-04423**

Dear Mr. Hurd:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your filing to append a form of proxy as required by Rule 14a-6(a) under the Securities Exchange Act of 1934. Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1).

Executive Compensation

Compensation Discussion and Analysis

Analysis of Elements of Executive Compensation

Base Pay, page 46

2.   You disclose in this section that base salaries for all of your named executive officers were reduced by 15-20% on March 16, 2009, as part of a cost-saving initiative in light of the challenging economic environment. We note that you disclose elsewhere in the executive compensation discussion – including in footnote 2 to your summary compensation table and in your discussion of 2009 discretionary bonuses on page 59 – that the compensation committee subsequently approved a 2009 discretionary bonus for each named executive officer, "all or a portion of which is an amount equal to the fiscal 2009 base pay reductions incurred by the NEOs" as part of the cost-saving initiatives. Please revise to briefly describe these discretionary bonuses in your discussion of base pay in the compensation discussion and analysis, or explain in your response letter why you believe it is appropriate to omit discussion of these discretionary bonuses from the CD&A.

Annual Incentive Pay, page 47

3.   You disclose that awards pursuant to the company's 2005 Pay-for-Results Plan are awarded based on achievement against revenue and net profit targets for the company as a whole and, for Messrs. Bradley and Joshi and Ms. Livermore, for their respective business units. We note also your qualitative discussion of the level of actual achievement of the targets for business unit revenue and net profit in the penultimate paragraph on page 47. Please tell us why you have not provided quantitative disclosure of the company-wide and business unit revenue and net profit targets, as well as actual achievement against such targets, used to determine annual incentive pay for fiscal 2009 for your named executive officers.

To the extent you believe that disclosure of some or all of the performance targets is not required because it would result in competitive harm, such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. In addition, to the extent that it is appropriate to omit specific targets pursuant to Instruction 4, please ensure that your disclosure provides meaningful disclosure regarding the level of difficulty of achieving the undisclosed targets.

Long-Term Incentive Pay, page 48

4. It appears from your disclosure that 2009 awards to your named executive officers under the company's PRU Program and the Long-Term Performance Cash Program were made based all or in part on achievement of performance targets for annual cash flow from operations as a percentage of revenue. We note also your disclosure on page 60 that special performance-based cash incentive awards for Messrs. Bradley and Hurd and Ms. Livermore for 2009 were awarded based on achievement of the same annual cash-flow goals that applied for fiscal 2009 to the PRU Program and the Long-Term Performance Cash Program. To the extent material to an understanding of the company's compensation policies and decisions, please provide clear, quantitative disclosure of the performance targets for cash flow from operations as a percentage of revenue used to determine each of the foregoing awards, or explain to us why you believe such disclosure is not required. We note in this regard that you disclose that the compensation committee reviewed the company's actual cash flow from operations as a percentage of revenue for fiscal 2009 and certified that performance was achieved at 100.94% of target. Please tell us what consideration you gave to disclosing the specific targets for cash flow from operations as a percentage of revenue, in addition to the percentage achievement attained.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of
your filing or in response to our comments on your filing.

         Please contact me at (202) 551-3483 with any questions. If you require further
assistance you may contact David L. Orlic, Attorney-Advisor, at (202) 551-3503. You may
contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter require
assistance.

                                              Sincerely,

                                              Katherine Wray
                                              Attorney-Advisor

cc: Via Facsimile: (650) 857-4837
       David Ritenour
       Corporate Counsel
       Telephone: (650) 857-3059